THE INDEPENDENT STATE OF PAPUA NEW GUINEA

Oil and Gas Act, No. 49 of 1998

PETROLEUM PROSPECTING LICENCE NO: 249

I, MOI AVEI, KBE, M.P., Minister for Petroleum and Energy acting pursuant to Section 23 of the Oil and Gas Act, No. 49 of 1998 and all other powers enabling me and having considered a report of the Petroleum Advisory Board, HEREBY GRANT to:

CHEETAH OIL AND GAS LIMITED

("the Licensee") this Petroleum Prospecting Licence No: 249 in respect of the blocks described hereunder for a period of six years subject to the conditions set out hereunder:

Interpretation:

In this Licence, "the Act" means the Oil and Gas Act, No. 49 of 1998 and includes any amendment or re-enactment of that Act and words and expressions used in this Licence have the same respective meanings as in the Act.

Description of Blocks:

All blocks listed hereunder can be identified by map title and section number as shown on the Graticular Section maps (1:1 000 000) prepared and published under the authority of the Minister and available at the Department of Petroleum and Energy, Port Moresby.

WEWAK MAP SHEET S.A.54 BLOCKS: (all inclusive)

2269, 2270, 2271, 2272. 22341, 2342, 2343, 2344, 2345, 2346
2413,	2414415,	2416,	2417,	2418,	2419
2485,	2486, 2487,	2488,	2489,	2490,	2491,	2492,	2493,	2494
2557,	2558, 2559,	2560,	2561,	2562,	2563,	2564,	2565,	2566,	2567,	2568,	2569
2629,	2630, 2631,	2632,	2633,	2634,	2635,	2636,	2637,	2638,	2639,	2640,	2641,	2642
2701,	2702, 2703,	2704,	2705,	2706,	2707,	2708,	2709,	2710,	2711,	2712,	2713,	2714
								2782,	2783,	2784,	2785,	2786
											2857,	2858

The total number of blocks in respect of this Licence is seventy five (75) and all are inclusive.

Conditions:

1.	This Licence shall take effect from the date of grant.
2.	The Licensee shall at all times comply with:-
(a)	the provisions of the Act and the Regulations; and
(b)	all directions given to him under the Act or the Regulations.

3.	The Licensee shall not transfer, or in any other way deal in, this Licence unless to or with a "related corporation" within the meaning of the Companies Act, during the first two years of the Licence.
4.	Within two years from the date of grant of this Licence, the Licensee, at a cost of not less than US$4 million shall undertake the following work:-

(a) During year 1 & 2 conduct subsurface review of the licence VIZ;

•	Scan and reprocess existing seismic data.
•	Interpret seismic and integrate into regional geological and geophysical review of licence.

•	High grade prospective areas.
•	Plan year 3 seismic program

5.

The Licensee shall, not later than two months before the expiration of the second year of this Licence, submit acceptable proposals for work and expenditure in the third and fourth years of this Licence to the Minister for approval which shall at least include:-

(a) acquisition and interpretation of 1000km 2D seismic data VIZ;

	•	Interpret seismic data over key horizons
	•	Produce regional time and depth maps and play fairway maps
	•	Build prospect and leads inventory
(b)	Drilling of one exploration well

(c)

particulars of the financial resources available to the Licensee to carry out the forgoing work program or if so requested by the Director an acceptable schedule of actions to be taken by the Licensee to ensure the availability of the necessary financial resources and of documentary evidence which will be submitted to the Director at appropriate times during the third and fourth years of this Licence to demonstrate that such actions have been taken.

6.	If:
(a)	the program carried out and completed under Conditions 4 does not show significant results; or
(b)

the proposals and financial particulars submitted under Condition 5, together with any additional or alternative proposals and financial particulars which may be requested by the Minister, or submitted by the Licensee, are not acceptable to the Licensee or the Minister, and have not been approved within two months of the submission of the final submission of the proposals under Condition 5; the Licensee may, by written notice served on the Director, apply to the Minister for consent to surrender the Licence.

7 The Licensee shall, not later than two months before the expiration of the fourth year of this Licence, submit acceptable proposals for work and expenditure in the fifth and sixth years of this Licence to the Minister for approval which shall at least include:-

(a)	Drilling of one appraisal well in an event of a discovery

•

(b)	Conduct post well studies and comprehensive licence review

(c)

if so requested by the Director, provide particulars of the financial resources available to the Licensee to carry out the forgoing work program and an acceptable schedule of actions to be taken by the Licensee to ensure the availability of necessary financial resources and of documentary evidence which will be submitted to the Director at appropriate times during the fifth and sixth years of this Licence to demonstrate that such actions have been taken.

8.	If:
(a)	the program carried out and completed under Condition 5 does not show significant results; or
(b)

the proposals and financial particulars submitted under Condition 7, together with any additional or alternative proposals and financial particulars which may be requested by the Minister, or submitted by the Licensee, are not acceptable to the Licensee or the Minister, and have not been approved within two months of the final submission of the proposals and financial proposals under Condition 7;

the Licensee may, by written notice served on the Director, apply to the Minister for consent to surrender the Licence.

9.

Subject to Section 139 of the Act, the Licensee after service of notice under Condition 6 or 8 shall cease to be liable for any obligations in respect of this Licence whether arising under the Act, the Regulations, any directions given to the Licensee under the Act, or Regulations, or these Conditions to be performed or observed after the date of service of the notice, but this shall not affect the liability of the Licensee for any such obligations which should have been performed or observed before such date. A notice under Conditions 6 or 8 may be served on the Director in accordance with Section 156 of the Act.

10.	If the Licensee should surrender this Licence under Condition 6 or 8, this Licence shall terminate upon the date of service of the instrument under Section 137(6) of the Act.
11.

The Licensee may carry forward work and expenditure in excess of approved work and expenditure commitments in any one year of the licence to future years of the licence as a credit against work and expenditure commitments of these future years such work so credited will be deemed to be work of these future years in compliance with the conditions related to these years.

12. The Licensee may take samples of any petroleum found in the Licence area for the purpose of testing and determining its chemical composition. With prior approval of the Director well flow tests may be carried out, but the Licensee shall not otherwise recover any petroleum from the licence area.

DATED this 22nd day of January 2004.

/s/ AVEI KBE, MP

HO	• AVEI KBE MP,

M' :ter for Petroleum and Energy.